UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 18, 2026

Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

May 18, 2026

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President & Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (Prime Market))

Regarding News Reports

Yomiuri Shimbun carried reports yesterday about our investment in Rakuten Bank, Ltd. (Head Office: Minato-ku, Tokyo; President & CEO: Tomotaka Torin). However, this information was not announced by our company.

Although we are currently conducting various examinations, including the possibility of investing in Rakuten Bank, Ltd., based on the announcement dated February 25, 2026, made by Rakuten Group, Inc. (Head Office: Setagaya-ku, Tokyo; Chairman & CEO: Hiroshi Mikitani) and Rakuten Bank, titled “Notice Concerning the Re-Commencement of Discussions toward the Reorganization of Rakuten’s FinTech Business” , we have not made any decision at present. We will disclose any pertinent information in a timely and appropriate manner once a decision is made on the disclosure of such information.

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